                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934



                              TECHFORCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    878331107
                                 (CUSIP Number)

                              Richard H. Blaustein
                                 Vice President
                            Equant Acquisition Corp.
                      c/o Equant Integration Services, Inc.
                            3 Park Avenue, 25th Floor
                            New York, New York 10016
                            Telephone: (212) 251-2001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1999
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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-----------------------------                                -------------------
CUSIP NO.  878331107                   13D                   PAGE 2 OF 8 PAGES
-----------------------------                                -------------------


--------------------------------------------------------------------------------
1.               NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Equant N.V.

--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                                      (b)    |_|

--------------------------------------------------------------------------------
3.               SEC USE ONLY

--------------------------------------------------------------------------------
4.               SOURCE OF FUNDS
                          N/A

--------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------

6.               CITIZEN OR PLACE OF ORGANIZATION
                          The Netherlands

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                 7.      SOLE VOTING POWER           0
Number of        ---------------------------------------------------------------
Shares
Beneficially     8.      SHARED VOTING POWER         844,874 (1)
Owned by         ---------------------------------------------------------------
each  Reporting  9.      SOLE DISPOSITIVE POWER      0
Person           ---------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 844,874 (1)

--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.2%

--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

---------------
(1) See Item 5 hereof.



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------------------------                                      ------------------

CUSIP NO. 878331107                     13D                   PAGE 3 OF 8 PAGES

------------------------                                      ------------------


--------------------------------------------------------------------------------
1.               NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equant Holdings U.S., Inc.

--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                                      (b)    |_|

--------------------------------------------------------------------------------
3.               SEC USE ONLY

--------------------------------------------------------------------------------
4.               SOURCE OF FUNDS
                          N/A

--------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
6.               CITIZEN OR PLACE OF ORGANIZATION
                          Delaware

--------------------------------------------------------------------------------
                 7.      SOLE VOTING POWER           0
Number of
Shares           ---------------------------------------------------------------
Beneficially     8.      SHARED VOTING POWER         844,874 (1)
Owned by         ---------------------------------------------------------------
each  Reporting  9.      SOLE DISPOSITIVE POWER      0
Person           ---------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 844,874 (1)

--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.2%

--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON
                          CO

--------------------------------------------------------------------------------

---------------
(1) See Item 5 hereof.

------------------------                                       -----------------

CUSIP NO.  878331107                     13D                   PAGE 4 OF 8 PAGES

------------------------                                       -----------------

--------------------------------------------------------------------------------
1.               NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equant Acquisition Corp.

--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                                      (b)    |_|

--------------------------------------------------------------------------------
3.               SEC USE ONLY

--------------------------------------------------------------------------------
4.               SOURCE OF FUNDS
                          N/A

--------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                               |_|

--------------------------------------------------------------------------------
6.               CITIZEN OR PLACE OF ORGANIZATION
                          Delaware

--------------------------------------------------------------------------------
                 7.      SOLE VOTING POWER           0
Number of        ---------------------------------------------------------------
Shares
Beneficially     8.      SHARED VOTING POWER         844,874 (1)
Owned by         ---------------------------------------------------------------
each  Reporting  9.      SOLE DISPOSITIVE POWER      0
Person           ---------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 844,874(1)

--------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.2%

--------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

---------------
(1) See Item 5 hereof.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.01 per share (the "TechForce Common Stock"), of TechForce Corporation, a Georgia corporation (the "Issuer"), whose principal executive offices are located at 5741 Rio Vista Drive, Clearwater, Florida 33760.

Item 2.  Identity and Background.

         (a) - (c) This Statement is filed by Equant, N.V., a company organized under the laws of The Netherlands, Equant Holdings U.S., Inc., a Delaware corporation, and Equant Acquisition Corp., a Delaware corporation (each, an "Equant Company" and, collectively, the "Equant Companies"). Equant N.V. operates a data network that extends to key business centers in many countries and territories. Using its network, Equant N.V. provides managed data network services, end-to-end, for multinational businesses worldwide. Equant also provides network design and integration services; equipment installation; maintenance and support services; and software development. The principal business address of Equant, N.V. is 21-23 Gatwickstraat, 1043 GL Amsterdam, Sloterdijk, The Netherlands. Equant Holdings U.S., Inc. is an indirectly wholly-owned subsidiary of Equant N.V., and Equant Acquisition Corp. is a direct wholly-owned subsidiary of Equant Holdings U.S., Inc., each with its principal business address c/o Equant Integration Services, Inc. at 3 Park Avenue, 25th Floor, New York, New York 10016.

         (d) and (e). During the five years prior to the date hereof, none of the Equant Companies nor, to the best of their knowledge, any executive officer or director of any of the Equant Companies, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction.

         In connection with an Agreement and Plan of Merger, dated as of June 30, 1999 (the "Merger Agreement"), among the Equant Companies and the Issuer, pursuant to which Equant Acquisition Corp. commenced a tender offer for all of the issued and outstanding shares of TechForce Common Stock for a purchase price of $8.50 per share, the Equant Companies have entered into certain letter agreements dated June 30, 1999 (the "Voting Agreements") with certain shareholders of the Issuer (the "Lock-up Shareholders") as follows: (i) John A. Koehler, Chairman of the Board, President and Chief Executive Officer -- 592,470 shares; (ii) Sandra Koehler -- 97,000 shares; (iii) Paul J. Ferri -- 152,665 shares; and (iv) Richard D. Tadler, a director of the Company -- 2,739 Shares. Under the Voting Agreements, the Lock-up Shareholders have agreed, subject to certain limitations, to tender all of their shares of TechForce Common Stock to Equant Acquisition Corp. pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders
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have also granted the Equant Companies a proxy to vote their shares, representing 10.2% of the issued and outstanding shares of TechForce Common Stock as of June 30, 1999, in favor of the merger.

         Except as indicated in this Schedule 13D or as disclosed in the
Schedule 14D-1 of the Equant Companies filed with the Securities and Exchange Commission on July 7, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, the Equant Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As a result of entering into the Voting Agreements, the Equant Companies may be deemed to own beneficially 844,874 shares of TechForce Common Stock. The Equant Companies do not own any shares of TechForce Common Stock and, except as set forth in this Schedule 13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

         (b) Pursuant to the Voting Agreements, the Equant Companies possess shared power to vote, or direct the vote of, the shares of TechForce Common Stock held by the Lock-up Shareholders.

         (c) Except as set forth herein, none of the Equant Companies beneficially owns any shares of TechForce Common Stock and none of the Equant Companies, or any executive officer or director of any of the Equant Companies, has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

         (d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Except as described in this Schedule 13D or in the Schedule 14D-1, none of the Equant Companies has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The description of the transactions discussed in Item 4 is further described in the
Schedule 14D-1 and in the exhibits to the Schedule 14D-1, including the Merger Agreement, the Voting Agreements and the Joint Press Release issued by the Issuer and Equant N.V. on June 30, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant Acquisition Corp. and TechForce Corporation, incorporated by reference to Exhibit (c)(1) to the
     Schedule 14D-1.

2. Voting and Tender Letter Agreements, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant Acquisition Corp. and certain shareholders of TechForce Corporation, incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1.

3. Joint Press Release issued by TechForce Corporation and Equant N.V. on June 30, 1999, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.


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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 8, 1999

                                       EQUANT N.V.



                                       By:      /s/ Richard Blaustein

                                                Richard Blaustein
                                                Authorized Signatory


                                       EQUANT HOLDINGS U.S., INC.



                                       By:      /s/ Richard Blaustein

                                                Richard Blaustein
                                                Authorized Signatory


                                       EQUANT ACQUISITION CORP.



                                       By:      /s/Richard Blaustein

                                                Richard Blaustein
                                                Vice President